EXHIBIT 99.2
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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                 AUGUST 31, 2003

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. This discussion and analysis provides an update to the Management's Discussion and Analysis and financial statements contained in our 2002 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.


OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead product is currently in pivotal phase III development for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). The Company is also developing immune modulation therapies for the treatment of additional disease indications characterized by chronic inflammation, including neuro-inflammatory disease.

Vasogen intends to commercialize its products through alliances with established healthcare companies. To date, Vasogen has entered into a strategic alliance with Quest Diagnostics Incorporated to support the commercialization of its lead product in the United States. The terms of this alliance are further discussed in the Company's Management's Discussion and Analysis for 2001.


RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT

Vasogen is a development-stage enterprise that dedicates the majority of its cash resources to research and development ("R & D") activities. For the nine months ended August 31, 2003, R & D expenses were approximately two-thirds of all operating expenses. R & D expenses include salaries for those employees directly involved in research and development, costs for the Company's clinical and preclinical programs and associated supplies, product development costs, and intellectual property expenses.

For the nine months ended August 31, 2003, R & D expenses totaled $14.2 million, compared with $8.5 million for the same period in 2002. For the third quarter, these expenditures totaled $5.8 million, compared with $2.5 million for the same period in 2002. The increase in spending primarily reflects costs to support the Company's phase III programs.

The Company's clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in R & D costs for the nine months and three months ended August 31, 2003. For the nine months and three months ended August 31, 2003, direct costs to support the Company's clinical programs increased by $3.8 million and $2.7 million, respectively, compared with the same periods in 2002. Indirect costs increased by $1.4 million and $0.4 million for the nine months and three months ended August 31, 2003, respectively, compared with the same periods in 2002. Direct costs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs consist of salaries, professional fees, and other support costs. For the nine months ended August 31, 2003, the costs of the Company's preclinical programs increased by $0.3 million, compared with the same period in 2002. For the three months ended August 31, 2003, the costs of these programs increased by $0.1 million, compared with the same period in 2002.

Vasogen has received U.S. Food and Drug Administration ("FDA") and Health Canada regulatory clearance to initiate a pivotal phase III trial of its immune modulation therapy in patients with advanced chronic HF. The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial is being

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conducted at cardiac centers throughout the United States and Canada. Dr. James
Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic Foundation, is Chairman of the Steering Committee and Global Principal Investigator for the ACCLAIM trial. Patient recruitment into the ACCLAIM trial was initiated in July.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,000 patients, will conclude when a minimum of 701 events, as defined above, have occurred and all patients have been followed for at least nine months. It is currently anticipated that patient recruitment into the ACCLAIM trial will be completed by the end of 2004.

During 2002, results from Vasogen's phase II double-blind, placebo-controlled trial in 73 patients with advanced chronic HF were presented at the 6th Annual Scientific Meeting of the Heart Failure Society of America, in September, and at the American Heart Association 75th Scientific Sessions, in November. The results of this study demonstrated a significant reduction in the risk of death and hospitalization for patients receiving immune modulation therapy.

Vasogen is also conducting a 500-patient, pivotal phase III trial in PAD. This phase III program is based on previously reported results from a double-blind, placebo-controlled phase II trial in 85 patients with moderate to severe PAD. In addition to enabling patients with moderate and severe disease to walk further before the onset of pain, the results of this trial showed that Vasogen's immune modulation therapy was well tolerated and free of significant adverse side effects.

The primary endpoint of the SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is to investigate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Dr. Jeffrey Olin, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York, and a leading expert in the field of vascular medicine, is the Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial. It is currently anticipated that patient recruitment into the SIMPADICO trial will be completed during the first half of 2004.

Several factors could affect patient recruitment levels and the timelines for completion of the ACCLAIM and SIMPADICO trials. The key risk factor affecting patient recruitment for these trials is the timely initiation of a sufficient number of qualified clinical sites that have both an adequate patient population and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the site, executing a contract with the site, and providing the Company's technology for the site. An additional key risk factor associated with the timeline for the ACCLAIM trial, is achieving the pre-defined number of events during the projected timeframe. Management believes the timeline projection for the ACCLAIM trial, which is based on the patient recruitment and event rates observed in a recent comparable phase III trial in patients with advanced chronic HF, is reasonable.

Vasogen's preclinical research is focused on developing immune modulation therapies for the treatment of neuro-inflammatory disease. Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease) and stroke.

Preclinical results in the area of neuro-inflammation have demonstrated the potential for Vasogen's technology to address the inflammatory component in neurological conditions. Research published in the journal NEUROIMMUNOMODULATION has shown the ability of Vasogen's technology to significantly reduce key measures of inflammation and cell death in the hippocampus, the region of the brain involved in memory and learning, and to improve physiological measurements that correlate with memory and learning.

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The Company's research and development initiatives have resulted in the filing of numerous patent applications. The Company currently has 14 U.S. patents, 65 patents granted in other jurisdictions, and approximately 200 patent applications filed in various jurisdictions.

The Company expenses all research and development costs. The majority of the Company's research is outsourced to medical institutions, under contractual agreements for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of the Company's prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of immune modulation therapy, and are expensed as they are consumed in clinical trials and other research. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements for 2003.

The ability of Vasogen to recover the carrying value of its technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, the Company's ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of the Company's patent portfolio, the ability to defend any claims made by third parties against the Company's intellectual property, and the Company's financial ability to launch claims against those third parties who may infringe upon the value of its intellectual property. Management is not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to the Company.

GENERAL AND ADMINISTRATION

General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, insurance, investor relations, business and corporate development, and marketing-related activities. These expenses also include infrastructure costs, such as facilities and information technology, to support both corporate and research activities, as well as costs involved in corporate stewardship.

For the nine months ended August 31, 2003, general and administration expenses totaled $7.2 million, compared with $5.6 million for the same period in 2002. For the third quarter, these expenditures totaled $2.6 million, compared with $2.0 million for the same period in 2002.

For the nine months ended August 31, 2003, insurance costs increased by $0.5 million, compared with the same period in 2002. For the three months ended August 31, 2003, these costs increased by $0.2 million, compared with the same period in 2002. Insurance costs are higher as a result of insurance required for the Company's phase III clinical programs and increased insurance premiums for directors' and officers' liability insurance. Professional fees and other infrastructure support costs increased by $0.8 million and by $0.3 million for the nine months and three months ended August 31, 2003, respectively.

The Company has adopted CICA handbook section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for the fiscal period 2003. The adoption of this new section has resulted in a non-cash charge for the nine months and three months ended August 31, 2003 of $0.2 million and $0.1 million, respectively. No such expense existed for the comparable period. These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees. In addition, the fair value of compensation options and warrants issued for services in connection with the private placement of common shares (described further below) in the amount of $1.8 million has been recorded as a cost of issuing the related common shares.

FOREIGN EXCHANGE

For the nine months and three months ended August 31, 2003 the foreign exchange gain on cash, cash equivalents, and marketable securities balances denominated in United States currency increased by $2.2 million. This unrealized foreign exchange gain is a result of changes in foreign exchange rates subsequent to the financing completed during the quarter, the proceeds of which were held in securities denominated in U.S. dollars.

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INVESTMENT INCOME

For the nine months ended August 31, 2003, investment income totaled $0.8 million, compared with $0.7 million for the same period in 2002. For the three months ended August 31, 2003, investment income was comparable to the same period in 2002. Even though cash invested in marketable securities has increased, investment income has remained comparable as a result of lower returns on investments available in the market place and an increased weighting of lower yield U.S. investments in the investment portfolio.

LOSS

The loss for the nine months ended August 31, 2003, was $18.6 million, or $0.34 per share, compared with $13.7 million, or $0.28 per share, for the comparable period in 2002. The loss for the three months ended August 31, 2003, was $5.9 million, or $0.10 per share, compared with $4.2 million, or $0.08 per share, for the comparable period in 2002. The monthly cash used in operations for the nine months ended August 31, 2003, was $2.3 million per month, compared with $1.7 million per month, for the comparable period in 2002. The monthly cash used in operations for the three months ended August 31, 2003, was $2.8 million per month, compared with $1.5 million per month, for the comparable period in 2002. As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

During the nine-month and three-month periods ended August 31, 2003, the Company completed a private placement for gross proceeds of $50.7 million (US$37.9 million), resulting from the issuance of 9.5 million shares at a price of US$4.00 per share. Net proceeds raised through this offering were approximately $46.6 million. In the prior year, cash raised from financing activities for the nine months ended August 31, 2002, was $23.1 million.

For the nine months ended August 31, 2003, Vasogen received $0.2 million from the exercise of options and warrants, compared to $0.5 million for the same period in 2002. For the three months ended August 31, 2003, Vasogen received $0.1 million from the exercise of options and warrants, compared to $0.3 million for the same period in 2002. The total number of common shares outstanding at the end of the third quarter was 61.5 million, compared to 51.9 million at year-end.

At August 31, 2003, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $70.6 million, compared to $42.7 million at year-end 2002. The increase is primarily a result of the cash raised in the private placement completed during the current quarter. The Company invests in liquid government and corporate debt instruments having a single "A" credit rating or greater. In the environment of low interest rates that has prevailed, Management elected to commit funds primarily to short-term investments.

The Company is exposed to market rate risk related to changes in interest rates and foreign exchange between the Canadian and U.S. dollar, which could affect the value of the Company's marketable securities. Management does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the Company's investments, due to the relative short-term nature of the investments. The Company is holding the marketable securities in U.S. dollars in anticipation of the significant U.S. dollar R&D expenses to be incurred in the future in connection with the Company's phase III programs.

For the nine months ended August 31, 2003, the Company's net cash used in operations was $20.7 million, compared to $15.6 million for the same period in 2002. For the three months ended August 31, 2003, the Company's net cash used in operations was $8.3 million, compared to $4.5 million for the same period in 2002.

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These increases reflect increases in Vasogen's research and development expenses and general and administration expenses.

The Company will require additional financing to grow and expand its operations and plans to raise funds from time to time, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of its research and development programs, the extent and breadth of these programs, the results of preclinical and clinical research, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims, and competing technologies and market developments.

RISKS AND UNCERTAINTIES

The Company's products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that the Company's ongoing preclinical and clinical research activities will provide positive outcomes or that the results clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities. The Company has also not yet demonstrated the ability to manufacture a product commercially.

The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

The Company intends to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of the Company's scientific and clinical research, its ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations. A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING THE COMPANY CAN BE FOUND IN THE COMPANY'S 2002 ANNUAL INFORMATION FORM.

OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval of its products in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. The Company believes it has sufficient resources to fund planned operations to the second quarter 2005. The Company expects to increase its cash resources through the execution of additional strategic alliance agreements and/or through the issuance of new share capital associated with corporate finance initiatives. Over the long term, the Company expects that it will require additional financing to grow and expand its operations, and plans to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of the Company's research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

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Depending upon the results of its research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions involving judgment by Management with the goal of optimizing investment returns and managing the cash burn rate. There are no factors presently known to Management that would indicate that a change in direction is needed in the next year.

It is anticipated that general and administration expenses will continue to grow significantly as the Company continues to develop the infrastructure and processes necessary to support commercialization of its products.

To commercialize its immune modulation therapies for a number of potential disease indications, the Company intends to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.


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THE SUCCESS OF RESEARCH AND DEVELOPMENT PROGRAMS, THE REGULATORY APPROVAL
PROCESS, COMPETITION, SECURING AND MAINTAINING CORPORATE ALLIANCES, MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, THE AVAILABILITY OF GOVERNMENT AND INSURANCE REIMBURSEMENTS FOR THE COMPANY'S PRODUCTS, THE STRENGTH OF INTELLECTUAL PROPERTY, FINANCING CAPABILITY, THE POTENTIAL DILUTIVE EFFECTS OF ANY FINANCING, RELIANCE ON SUBCONTRACTORS AND KEY PERSONNEL AND OTHER RISKS
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HEREOF, AND THE COMPANY DISCLAIMS ANY INTENTION AND HAS NO OBLIGATION OR
RESPONSIBILITY, EXCEPT AS REQUIRED BY LAW, TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.